UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March, 2012

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

NORTEL INVERSORA S.A.

Item
1.	Letter regarding the Ordinary and Extraordinary Shareholders’ Meeting to be held on April 27, 2012

FREE TRANSLATION

NORTEL INVERSORA S.A.

Buenos Aires, March 26, 2012

Securities and Exchange Commission

Dear Sirs,

Re:	Ordinary and Extraordinary General Shareholders’ Meeting summoned for April 27, 2012

I am writing you as Attorney-in-fact of Nortel Inversora S.A. (“Nortel” or the “Company”) to inform you that the Company’s Board of Directors, in a meeting held on March 23, 2012, resolved to summon an Ordinary and Extraordinary General Shareholders Meeting to be held on April 27, 2012, at 6 p.m. on first call, in order to discuss the documentation corresponding to the fiscal year ended December 31, 2011.

Sincerely,

María Blanco Salgado
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date:	March 26, 2011	By:	/s/ Jorge Alberto Firpo
			Name:	Jorge Alberto Firpo
			Title:	General Manager